     As filed with the Securities and Exchange Commission on April 21, 1997

                                                      Registration No. 333-16937
                                                  Post-effective Amendment No. 1
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 Post-effective
                           Amendment No. 1 on Form S-3
                                       to
                             REGISTRATION STATEMENT
                                   on Form S-1
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                         ICF KAISER INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                                               54-1437073
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                               9300 Lee Highway
                         Fairfax, Virginia 22031-1207
                                (703) 934-3600
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                              Paul Weeks, II, Esq.
              Senior Vice President, General Counsel and Secretary
                         ICF Kaiser International, Inc.
                 9300 Lee Highway, Fairfax, Virginia 22031-1207
                                 (703) 934-3600
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

        Approximate date of commencement of proposed sale to the public. From time to time after the effective date of this Registration Statement.
        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                   PROSPECTUS

                        1,478,212 Shares of Common Stock

                         ICF Kaiser International, Inc.

                                ---------------

     This Prospectus covers the resale by shareholders of up to 1,478,212 shares of ICF Kaiser International, Inc. ("ICF Kaiser" or the "Company") Common Stock, par value $0.01 per share (the "Common Stock"), issued in the four distinct and separate transactions described below.

                                ---------------

     See "Risk Factors" beginning on page 8 of this Prospectus for certain considerations relevant to an investment in the Common Stock.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

     (1) Georgia A. Wilson and Associates, Inc. ("GAW"). This Prospectus covers the resale of up to 454,545 shares of Common Stock which were issued by the Company pursuant to the terms of an Agreement and Plan of Merger (the "GAW Merger") dated as of July 1, 1996 (the "GAW Merger Agreement"), by and among ICF Kaiser; GAW, a Texas corporation; ICF Kaiser/Georgia Wilson, Inc., a Delaware corporation ("ICFK/GW"); and three of the shareholders of GAW (namely, Georgia
A. Wilson, James R. Ainsworth, and Danny L. Sherwood). The individual GAW shareholders hereinafter are referred to as the "GAW Selling Shareholders." As a result of the GAW Merger, GAW merged into ICFK/GW, the separate existence of GAW ceased, and ICFK/GW was the surviving corporation. ICFK/GW is a wholly owned ICF Kaiser subsidiary.

     On July 1, 1996, the effective date of the Merger, each GAW Selling Shareholder exchanged the shares of GAW common stock owned immediately prior thereto into her/his pro rata share of 454,545 shares of ICF Kaiser Common Stock (the "GAW Shares"). The 454,545 GAW Shares issued at the GAW Merger closing were registered for resale pursuant to a Registration Statement on Form S-1 (No. 333-16937) filed with the Securities and Exchange Commission ("SEC") on November 27, 1996, and declared effective by the SEC on December 3, 1996. A total of 359,089 GAW Shares (79%) are restricted against transfer until July 22, 1997; thereafter, they may be offered for sale by the GAW Selling Shareholders. The balance of the 95,456 GAW Shares may now be offered for sale by the GAW Selling Shareholders. The Company will not receive any of the proceeds from the sale of any of the GAW Shares.

     (2) EDA, Incorporated ("EDA"). This Prospectus also covers the resale of up to 722,500 shares of Common Stock which were issued by the Company pursuant to the terms of an Agreement and Plan of Merger (the "EDA Merger") dated as of July 28, 1995 (the "EDA Merger Agreement"), by and among ICF Kaiser; EDA; ICF Kaiser Disappearing, Inc., a Maryland corporation ("ICFKDI"); and five shareholders of EDA. The individual EDA shareholders hereinafter are referred to as the "EDA Selling Shareholders". As a result of the EDA Merger, ICFKDI merged into EDA, the separate existence of ICFKDI ceased, and EDA was the surviving corporation. As the surviving corporation, EDA became a wholly owned subsidiary of ICF Kaiser.

     On July 28, 1995, the effective date of the EDA Merger, each EDA Selling Shareholder exchanged the shares of EDA common stock owned immediately prior thereto into his pro rata share of 191,250 shares of ICF Kaiser Common Stock (the "EDA Closing Shares"). In addition, each EDA Selling Shareholder received his pro rata share of cash consideration at the EDA Merger closing and the right to receive his share of the EDA Earn-out Shares as defined below (if any) required to be paid within two years from the closing.

     A total of 191,250 EDA Closing Shares issued at the closing were registered for resale pursuant to a Registration Statement on Form S-1 (No. 33-64655) filed with the SEC on November 30, 1995, and declared effective by the SEC on March 6, 1996. An additional 531,250 shares of Common Stock (the "EDA Earn-out Shares") were registered for resale under the same filing. This number was determined by dividing the agreed upon value of Common Stock to be earned by the EDA Selling Shareholders following an earn-out period ($2,125,000) by $4.00 per share.

     In November 1996, the Company, EDA, and the EDA Selling Shareholders entered into an Agreement pursuant to which the number of EDA Closing Shares was changed; in addition, the conditions for earning the EDA Earn-out Shares were changed. Three of the EDA Selling Shareholders agreed to return to the Company a total of 50,000 of the EDA Closing Shares received at the EDA closing (the "EDA Returned Shares"). At such time as the aggregate Valuation Earnings (as defined in the EDA Merger Agreement) reach a specified level, the Company will return the EDA Returned Shares to the respective EDA Selling Shareholders. If the specified level of aggregate Valuation Earnings is not met on or prior to December 31, 1997, then the EDA Returned Shares are forfeited back to the Company. This Agreement also revised the conditions under which the 531,250 EDA Earn-out Shares would be delivered to the EDA Selling Shareholders.

     The EDA Earn-out Shares, if earned, will be earned in two tranches, the first in August 1997 and the second in February 1998, with a limited right to an additional distribution of EDA Earn-out Shares in August 1998. The actual number of EDA Earn-out Shares to be earned will be determined by dividing Valuation Earnings by the average closing price of ICF Kaiser Common Stock on the New York Stock Exchange for the twenty (20) trading days prior to the second anniversary of the EDA closing (provided that the first $300,000 of the value of the EDA Earn-out Shares shall be valued at $4.00 per share), in the case of the first tranche, and the average closing price of the ICF Kaiser Common Stock on the NYSE for the twenty (20) trading days prior to December 31, 1997, in the case of the second tranche. The EDA Returned and Earn-out Shares will remain in escrow until the earnout conditions have been met.

     A total of 141,250 of the EDA Closing Shares may be offered for sale by the five EDA Selling Shareholders. None of the EDA Returned Shares may be offered for sale by the three EDA Selling Shareholders until the conditions for their return to such shareholders have been met; thereafter, they may be offered for sale by such shareholders. The EDA Earn-out Shares remain in escrow pending the meeting of the revised conditions for their delivery to the EDA Selling Shareholders. All such shares may be offered for sale by the EDA Selling Shareholders if delivered to the EDA Selling Shareholders pursuant to the amended EDA Merger Agreement. The Company will not receive any of the proceeds from the sale of the EDA Closing Shares, the EDA Returned Shares, or the EDA Earn-out Shares.

     (3) John G. Balch ("Mr. Balch"). This Prospectus also covers the resale of up to 201,167 shares of Common Stock (the "Balch Shares") out of a total of 396,167 shares issued by the Company pursuant to the terms of an Agreement dated as of March 21, 1995 (the "Balch Agreement"), by and between Mr. Balch and Excell Development Construction, Inc. ("Excell"), a Delaware corporation and an indirect, wholly owned subsidiary of the Company. All of the 396,167 Balch Shares were registered for resale pursuant to a Registration Statement on Form S-1 (No. 33-64655) filed with the SEC on November 30, 1995, and declared effective by the SEC on March 6, 1996. Of the total Balch Shares, 121,167 shares could have been offered for sale by Mr. Balch and 275,000 were pledged as security for loans between Mr. Balch and Excell. The Company is aware that through April 10, 1997, Mr. Balch had sold 85,000 of the 121,167 Balch Shares and 36,167 Balch Shares may be offered for sale by Mr. Balch. The Company will not receive any of the proceeds from the sale of these Balch Shares. As of April 10, 1997, the Company had applied 110,000 of the 275,000 pledged Balch Shares against Mr. Balch's outstanding loan principal due to the Company.

     (4) The IPC Company ("IPC"). This Prospectus also covers the resale of 100,000 shares of Common Stock (the "IPC Shares") issued by the Company pursuant to the terms of an Asset Purchase Agreement (the "IPC Agreement") by and among ICF Kaiser; ICF Kaiser Engineers, Inc., a Delaware corporation and a wholly owned subsidiary of ICF Kaiser; IPC; and six IPC shareholders (hereinafter referred to as the "IPC Selling Shareholders". Pursuant to the IPC Agreement, the Company issued 100,000 shares of Common Stock to IPC (the "IPC Shares") in return for substantially all of IPC's assets, excluding certain accounts receivable which were conveyed to an IPC shareholder to liquidate his loan to IPC. The Company's subsidiary assumed only specified, listed contractual obligations in connection with the asset purchase. All of the 100,000 IPC Shares subsequently were distributed to the

IPC Selling Shareholders by IPC in connection with the liquidation of IPC or as an IPC dividend, and all such IPC Shares may be offered for sale by the IPC Selling Shareholders. All of the IPC Shares were registered for resale pursuant to a Registration Statement on Form S-1 (No. 33-64655) filed with the SEC on November 30, 1995, and declared effective by the SEC on March 6, 1996. The Company will not receive any of the proceeds from the sale of the IPC Shares.

     The Company has been advised by the GAW Selling Shareholders, the EDA Selling Shareholders, Mr. Balch, IPC, and the IPC Selling Shareholders that there are no underwriting arrangements with respect to the sale of the GAW Shares, the EDA Closing Shares, the EDA Returned Shares, the EDA Earn-out Shares, the Balch Shares, and the IPC Shares (collectively the "Shares"), that such Shares will be sold from time to time in public sales at then-prevailing prices or at prices related to the then-current market price or in private transactions at negotiated prices. The Shares may be sold through purchases by a broker or dealer as principal and resold by such broker or dealer for its account pursuant to this Prospectus or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the GAW Selling Shareholders, the EDA Selling Shareholders, Mr. Balch, IPC, or the IPC Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from such sellers in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

                             ---------------------

     ICF Kaiser's Common Stock is traded on the New York Stock Exchange under the symbol "ICF". The last sale price reported for such Common Stock on April 9, 1997, as quoted on the New York Stock Exchange Composite Tape, was $2.25.

                             ---------------------

                The date of this Prospectus is April __, 1997.

                             ---------------------



                                TABLE OF CONTENTS

        Available Information ......................................4
        Incorporation of Certain Documents by Reference.............5
        The Company.................................................6
        Selected Consolidated Financial Data........................7
        Risk Factors................................................8
        Use of Proceeds............................................12
        Selling Shareholders.......................................13
        Legal Matters..............................................14
        Experts....................................................14

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission ("Commission"). Reports, proxy and information statements, and other information filed by the Company can be inspected at the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of each such document may be obtained from the Commission at the Public Reference Section of the Commission's principal office in Washington, D.C. upon payment of the charges prescribed by the Commission. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company is such an electronic filer.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement and in the exhibits thereto and is qualified by reference to such exhibits for a complete statement of their respective terms and conditions.

     The Company's Common Stock is listed on the New York Stock Exchange, Inc. and trades under the symbol "ICF." Reports, proxy and information statements, and other information concerning the Company can be inspected at the New York Stock Exchange, Inc. 20 Broad Street, New York, NY 10005.

                               -----------------

     No dealer, salesman, or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the other information contained herein is correct at any time subsequent to the date hereof.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-12248) and are incorporated herein by reference and made a part hereof:

     (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, together with Amendment No. 1 thereto filed with the Commission on April 21, 1997;

     (2) the Company's Report on Form 8-K (Date of Report: December 31, 1996) filed with the Commission on January 15, 1997;

     (3) the Company's Report on Form 8-K (Date of Report: January 30, 1997) filed with the Commission on February 10, 1997; and

     (4) the description of capital stock found on pages 48-56 of the Prospectus filed with the Commission on November 27, 1996, as part of the Company's Registration Statement on Form S-1 (Registration No. 333-16937).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of filing of this Prospectus and prior to the termination of the offering of the Common Stock covered by this Prospectus are deemed to be incorporated by reference and shall be a part hereof from their respective dates of filing.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, but not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporated. Requests for copies of such information should be directed to Paul Weeks, II, Senior Vice President, General Counsel and Secretary, ICF Kaiser International, Inc., 9300 Lee Highway, Fairfax, Virginia 22031, telephone number (703) 934-3040.

                                   THE COMPANY

     ICF Kaiser International, Inc., through ICF Kaiser Engineers, Inc. and its other operating subsidiaries, is one of the nation's largest engineering, construction, program management, and consulting services companies. The Company's Federal Programs, ICF Kaiser Engineers & Constructors, and Consulting Groups provide fully integrated services in the public and private sector of the environment, infrastructure, energy, and basic metals and mining industry markets. The "Company" or "ICF Kaiser" in this Prospectus refers to ICF Kaiser International, Inc. and/or any of its consolidated subsidiaries. Effective December 31, 1995, the Company changed its fiscal year end from February 28 to December 31.

     For the year ended December 31, 1996, ICF Kaiser reported gross and service revenue of $1,248.4 million and $532.1 million, respectively. Service revenue is derived by deducting the costs of subcontracted services and direct project costs from gross revenue and adding the Company's share of the equity in income of unconsolidated joint ventures and affiliated companies. During the year ended December 31, 1996, the ten months ended December 31, 1995, and the year ended February 28, 1995, the Company operated predominantly in one industry segment, in which it provided engineering, construction, program management, consulting, and other professional services. For the year ended December 31, 1996, approximately 70% of the Company's consolidated gross revenue came from the U.S. Department of Energy ("DOE"); other Federal agencies collectively accounted for another approximately 10%.

                                            Year Ended               Ten Months Ended              Year Ended
                                         December 31, 1996           December 31, 1995          February 28, 1995
                                         -----------------           -----------------          -----------------
     Gross revenue.................         $1,248,443,000                $916,744,000               $861,518,000
     Service revenue...............         $  532,116,000                $425,896,000               $459,786,000
     Operating income..............         $   21,180,000                $ 17,505,000               $ 13,688,000
     Assets........................         $  365,973,000                $369,517,000               $281,422,000

     As of December 31, 1996, the Company's contract backlog totaled approximately $4.7 billion compared to $4.4 billion as of December 31, 1995. Most of the Company's backlog relates to public-sector environmental projects that span from one to five years. Approximately 20% of the $4.7 billion backlog is expected to be worked off during the fiscal year ending December 31, 1997.

     The Company's headquarters is located at 9300 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3600. The Company's five regional headquarters are located at 1800 Harrison St., Oakland, California 94612-3430 Telephone (510) 419-6000; Gateway View Plaza, 1600 West Carson St., Pittsburgh, Pennsylvania 15220 Telephone (412) 497-2000; 5718 Westheimer, Suite 1000, Houston, TX 77057 Telephone (713) 735-2900; Q.V. 1 Building, George's Terrace, Perth, WA 6000, Australia Telephone 61-9-366-5366; and Regal House, London Road, Twickenham, Middlesex, TW1-3QQ, England Telephone 44-181-892-4433. Other offices include Livermore, Los Angeles, Rancho Cordova, San Diego, San Francisco, San Rafael, and Universal City, California; Golden and Lakewood, Colorado; Washington, DC; Ft. Lauderdale and Miami, Florida; Chicago, Illinois; Ruston, Louisiana; Abington, Baltimore, Beltsville, Edgewood, and Lexington Park, Maryland; Boston, Massachusetts; Las Vegas, Nevada; Iselin, New Jersey; Albuquerque and Los Alamos, New Mexico; New York, New York; Richmond, Virginia; Richland and Seattle, Washington. The Company's other international offices are located in Brisbane and Sydney, Australia; Ostrava and Prague, Czech Republic; Paris, France; Hong Kong; Budapest, Hungary; Mexico City, Mexico; Manila, the Philippines; Lisbon, Portugal; Moscow, Russia; and Taipei, Taiwan.

     ICF Kaiser International, Inc. is a Delaware corporation incorporated in 1987 under the name American Capital and Research Corporation. It is the successor to ICF Incorporated, a nationwide consulting firm organized in 1969. In 1988, the Company acquired the Kaiser Engineers business which dates from 1914. As of February 28, 1997, ICF Kaiser employed 5,047 persons.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of the Company for the year ended December 31, 1996, the ten months ended December 31, 1995, and each year in the three-year period ended February 28, 1995, have been derived from the Company's audited consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and the related notes thereto appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which has been incorporated by reference into this Prospectus. Certain reclassifications have been made to the prior period financial statements to conform to the presentation used in the December 31, 1996, financial statements.

                                             (in thousands, except per share data)

                                                                          Ten Months
                                                            Year Ended       Ended               Year Ended February 28,
                                                           December 31,   December 31,     ------------------------------------
                                                               1996           1995            1995         1994 (1)       1993
                                                               ----           ----            ----         ----           ----
Statement of Operations Data:
Gross revenue............................................   $ 1,248,443    $   916,744      $861,518      $651,657      $678,882
Service revenue (2)......................................       532,116        425,896       459,786       382,708       391,528
Operating income (loss)..................................        21,180         17,505        13,688        (5,230)       22,744
Income (loss) before income taxes, minority interests,and        14,484          6,303         1,239       (12,877)       14,894
        extraordinary item...............................
Income (loss) before minority interests and
        extraordinary item...............................        11,877          4,212        (1,661)      (12,528)        8,639
Net income (loss) before extraordinary item..............         5,834          2,252        (1,661)      (12,528)        8,639
Net income (loss) .......................................         5,834          2,252        (1,661)      (18,497)        8,639
Net income (loss) available for common shareholders......         3,656            449        (3,815)      (25,322)        3,346

Primary and Fully Diluted Net Income (Loss)
        Per Common Share:
        Before extraordinary item  ......................   $      0.17    $      0.02      $  (0.18)     $  (0.92)     $  0.16
        Extraordinary loss on early extinguishment
        of debt..........................................             -              -             -         (0.29)           -
                                                            -----------    -----------      --------      --------      -------
            Total .......................................   $      0.17    $      0.02      $  (0.18)     $  (1.21)     $  0.16
                                                            ===========    ===========      ========      ========      =======
Weighted average common and common equivalent
        shares outstanding, assuming full dilution.......        22,062         21,517        20,957        20,886        21,272



Balance Sheet Data (end of period):

Total assets.............................................   $   365,973    $   369,517      $281,422      $281,198      $293,076
Working capital..........................................       113,898         84,589        91,640        87,648        85,861
Long-term liabilities....................................       161,951        125,818       133,130       130,752        75,602
Redeemable perferred stock...............................             -         19,787        19,617        20,212        44,824
Shareholders' equity.....................................        34,892         28,427        27,624        30,780        58,521

----------------------
(1) In fiscal year 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

(2) Service revenue is derived by deducting the costs of subcontracted services and direct project costs from gross revenue and adding the Company's share of the equity in income of unconsolidated joint ventures and affiliated companies.

                                  RISK FACTORS

           Prospective purchasers of the Common Stock should carefully consider the following, as well as other information contained in and incorporated in this Prospectus.

Company is Highly Leveraged

           At December 31, 1996, the Company had total indebtedness of $156.6 million, representing 79.2% of total capitalization. Effective March 8, 1996, the Company agreed to increase the interest rate on the Company's 12% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes") by one percent until the Company achieves and maintains a specified level of earnings as defined in the Fourth Supplemental Indenture to the Indenture dated as of January 11, 1994 (as such Indenture has been and may be amended, restated, supplemented or otherwise modified from time to time, the "1994 Indenture") governing the Senior Subordinated Notes. The Indenture dated December 23, 1996 ("1996 Indenture") governing the Company's 12% Senior Notes due 2003, Series B ("Senior Notes") contains an identical increased interest rate provision. The Senior Subordinated Notes and the Senior Notes together are referred to as the "Notes" in this Prospectus.

           The degree to which the Company is leveraged could have important consequences to the Company's security holders, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate, or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of, and interest on, its debt; (iii) the agreements governing the Company's long-term debt contain certain restrictive financial and operating covenants which could limit the Company's ability to compete as well as its ability to expand; (iv) the Company's substantial leverage may make it more vulnerable to economic downturns and reduce its flexibility in responding to changing business and economic conditions; and (v) the level of the Company's leverage may make it more difficult for the Company to obtain performance and similar bonds. The ability of the Company to pay interest and principal on the Notes and to satisfy its other debt obligations will be dependent on the future operating performance of the Company, which could be affected by changes in economic conditions and other factors, including factors beyond the control of the Company. A failure to comply with the covenants and other provisions of its debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions.

           If the Company is unable to generate sufficient cash flow to meet its debt obligations, the Company may be required to renegotiate the terms of the instruments relating to its long-term debt or to refinance all or a portion of its long-term debt. However, there can be no assurance that the Company will be able to successfully renegotiate such terms or refinance its indebtedness, or, if the Company were able to do so, that the terms available would be favorable to the Company. In the event that the Company were unable to refinance its indebtedness or obtain new financing under these circumstances, the Company likely would have to consider various other options such as the sale of certain assets to meet its required debt service, negotiation with its lenders to restructure applicable indebtedness, or other options available to it under law.

History of Net Losses

           As shown in the following table, for two of the past five fiscal years, the Company has had net losses (dollars in thousands).




                                               Year       Ten Months
                                               Ended         Ended                        Year Ended February 28,
                                            December 31,  December 31,         ---------------------------------------------
                                               1996          1995                1995                1994             1993
                                               ----          ----                ----                ----             ----
Net income (loss)                          $   5,834      $  2,252           $  (1,661)         $  (18,497)       $   8,639
Net income (loss) available
        for common shareholders                3,656           449              (3,815)            (25,322)           3,346

Limited Ability to Incur Additional Debt

           Excluding borrowings under the Company's Credit Facility dated as of May 6, 1996, as amended with a consortium of banks (with CoreStates Bank, N.A., as Agent) (the "Credit Facility"), the 1994 Indenture and the 1996 Indenture (together, the "Indentures") limit the Company's ability to incur additional Indebtedness (as defined). The amount of available additional Indebtedness may be insufficient for working capital needs, potential acquisitions, significant capital expenditures, repayment of debt, or other purposes.

Company Dependent on Federal Government Contracts

           A substantial portion of ICF Kaiser's revenues are derived from services performed directly or indirectly under contracts with various agencies and departments of the federal government. During the year ended December 31, 1996, approximately 80% of the Company's consolidated gross revenue was derived from contracts with the U.S. Government. During that year, the DOE accounted for approximately 70% of consolidated gross revenue, and other federal agencies collectively accounted for approximately 10% of the Company's consolidated gross revenue.

           Contracts made with the U.S. government generally are subject to annual approval of funding. Limitations imposed on spending by federal government agencies, which might result from efforts to reduce the federal deficit or for other reasons, may limit the continued funding of the Company's existing federal government contracts and may limit the ability of the Company to obtain additional contracts. These limitations, if significant, could have a material adverse effect on the Company.

           The Company has a substantial number of cost-reimbursement contracts with the U.S. government, the costs of which are subject to audit by the U.S. government. As a result of pending audits relating to fiscal years 1986 forward, the government has asserted, among other things, that certain costs claimed as reimbursable under government contracts either were not allowable or not allocated in accordance with federal procurement regulations. The Company is actively working with the government to resolve these issues. The Company has provided for its estimate of the potential effect of issues that have been quantified, including its estimate of disallowed costs for the periods currently under audit and for periods not yet audited. Many of the issues, however, have not been quantified by the government or the Company, and others are qualitative in nature, and their potential financial impact, if any, is not quantifiable by the government or the Company at this time. This provision will be reviewed periodically as discussions with the government progress.

           All federal contracts may be terminated by the U.S. government at any time, with or without cause. There can be no assurance that existing or future federal government contracts would not be terminated or that the government will continue to use the Company's services at levels comparable to current use.

Risk Associated with Company's Pledge of Assets

           The Company and most of its subsidiaries have granted a security interest in substantially all of their accounts receivable and certain other assets to secure all debt incurred pursuant to the Credit Facility. The Company would not be able to incur additional debt (including additional debt permitted by the Credit Facility and Indentures) if the Company were required to pledge assets in connection with the incurrence of such additional Indebtedness.

Limited Ability to Make Acquisitions and Other Investments

           The Credit Facility limits the Company's ability to make acquisitions and other investments, and the Indentures limit the Company's ability to make restricted payments, including certain payments in connection with investments and acquisitions. Limitations in the 1994 Indenture are based in part on the Company's Consolidated Net Income (as defined) during the period since August 31, 1993; the losses incurred by the Company during fiscal 1994 and 1995 have the effect of making this limitation very restrictive.

           The indebtedness, investment, acquisition, and restricted payment limitations in the Credit Facility and the Indentures discussed above mean that during the next several years, unless the Credit Facility and Indentures are amended, it likely will be necessary for the Company to issue additional equity securities to fund any significant acquisitions and to invest significant amounts in joint ventures. These limitations may make it more difficult for the Company to compete effectively in its markets.

Limitations on Change of Control

           In the event of a Change of Control, as defined in the Indentures, the Company would be required, subject to certain conditions, to offer to purchase all outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. As of December 31, 1996, the Company did not have sufficient funds available to purchase all of the Notes were they to be tendered in response to an offer made as a result of such a Change of Control. There can be no assurance that, at the time of a Change of Control, the Company will have sufficient cash to repay all amounts due under the Notes. If, following a Change of Control, the Company has insufficient funds to purchase all of the Notes tendered pursuant to such an offer, an event of default in respect of such Notes would occur which could result in cross-default or cross-acceleration under other debt instruments. The Change of Control provisions of the Indentures may have the effect of discouraging attempts by a person or group to take control of the Company.

           The Company's Restated Certificate of Incorporation, By-laws, Shareholder Rights Plan, and certain other agreements contain provisions that could have the effect of delaying or preventing a change of control of the Company or affect the Company's ability to engage in certain extraordinary transactions.

Company Dependent on Governmental Environmental Regulation Continuing

           A substantial portion of the Company's business has been generated either directly or indirectly as a result of federal and state laws, regulations, and programs related to environmental issues. Accordingly, a reduction in the number or scope of these laws and regulations, or changes in government policies regarding the funding, implementation, or enforcement of such laws, regulations, and programs, could have a material adverse effect on the Company's business. In addition, any significant effort by the DOE to reduce the role of private contractors in environmental projects could have a material adverse effect on the Company.

Potential Environmental Liability

           The assessment, analysis, remediation, handling, management, and disposal of hazardous substances necessarily involve significant risks, including the possibility of damages or personal injuries caused by the escape of hazardous materials into the environment, and the possibility of fines, penalties, or other regulatory action. These risks include potentially large civil and criminal liabilities for violations of environmental laws and regulations, and liabilities to customers and to third parties for damages arising from performing services for clients.

           Potential Liabilities Arising Out of Environmental Laws and
           Regulations

           All facets of the Company's business are conducted in the context of a rapidly developing and changing statutory and regulatory framework. The Company's operations and services are affected by and subject to regulation by a number of federal agencies, including EPA and the Occupational Safety and Health Administration, as well as applicable state and local regulatory agencies.

           The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, addresses cleanup of sites at which there has been a release or threatened release of hazardous substances into the environment. Increasingly, there are efforts to expand the reach of CERCLA to make environmental contractors responsible for cleanup costs by claiming that environmental contractors are owners or operators of hazardous waste facilities or that they arranged for treatment, transportation, or disposal of hazardous substances. Several recent court decisions have accepted these claims. Should the Company be held responsible under CERCLA for damages caused while performing services or otherwise, it may be forced to bear such liability by itself, notwithstanding the potential availability of contribution or indemnity from other parties.

           The Resource Conservation and Recovery Act ("RCRA") of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984 ("HSWA"), governs hazardous waste generation, treatment, transportation, storage, and disposal. RCRA, or EPA-approved state programs at least as stringent, govern waste handling activities involving wastes classified as "hazardous." Substantial fees and penalties may be imposed under RCRA and similar state statutes for any violation of such statutes and the regulations thereunder.

           Potential Environmental Liabilities Involving Clients and Third
           Parties

           In performing services for its clients, the Company could potentially be liable for breach of contract, personal injury, property damage, and negligence (including improper or negligent performance or design, failure to meet specifications, and breaches of express or implied warranties). The damages available to a client, should it prevail in its claims, are potentially large and could include consequential damages.

           Environmental contractors, in connection with work performed for clients, potentially face liabilities to third parties from various claims, including claims for property damage or personal injury stemming from a release of hazardous substances or otherwise. Claims for damage to third parties could arise in a number of ways, including through a sudden and accidental release or discharge of contaminants or pollutants during the performance of services; through the inability, despite reasonable care, of a remedial plan to contain or correct an ongoing seepage or release of pollutants; through the inadvertent exacerbation of an existing contamination problem; or through reliance on reports or recommendations prepared by the Company. Personal injury claims could arise contemporaneously with performance of the work or long after completion of the project as a result of alleged exposure to toxic or hazardous substances. In addition, increasing numbers of claimants assert that companies performing environmental remediation should be adjudged strictly liable, i.e., liable for damages even though its services were performed using reasonable care, on the grounds that such services involved "abnormally dangerous activities."

           Clients frequently attempt to shift various liabilities arising out of remediation of their own environmental problems to contractors through contractual indemnities. Such provisions seek to require the Company to assume liabilities for damage or personal injury to third parties and property and for environmental fines and penalties. The Company has endeavored to protect itself from potential liabilities resulting from pollution or environmental damage by obtaining indemnification from its private-sector clients and intends to continue this practice in the future. Under most of these contracts, the Company has been successful in obtaining such indemnification; however, such indemnification generally is not available if such liabilities arise as a result of breaches by the Company of specified standards of care or if the indemnifying party has insufficient assets to cover the liability. The Company's subsidiary, ICF Kaiser Remediation Company, is the entity through which the Company intends to increase its remediation activities performed for public- and private-sector clients. The Company will continue its efforts to minimize the risks and potential liability associated with its remediation activities by performing all remediation contracts in a professional manner and by carefully reviewing any and all remediation contracts it signs in an effort to ensure that its environmental clients accept responsibility for their own environmental problems.

           For EPA contracts involving field services in connection with Superfund response actions, the Company is eligible for indemnification under
Section 119 of CERCLA for pollution and environmental damage liability resulting from release or threatened release of hazardous substances. Some of the Company's clients (including private clients, DOE, and the U.S. Department of Defense) are Potentially Responsible Parties (PRPs) under CERCLA. Under the Company's contracts with these PRPs, the Company has the right to seek contribution from these PRPs for liability imposed on the Company in connection with its work at these clients' CERCLA sites and generally qualifies for the limitations on liabilities under CERCLA Section 119(a). In addition, in connection with contracts involving field services at 10 of DOE's weapons facilities, including the DOE's Hanford site, the Company is indemnified under the Price-Anderson Act, as amended, against liability claims arising out of contractual activities involving a nuclear incident. Recently, EPA has constricted significantly the circumstances under which it will indemnify its contractors against liabilities incurred in connection with CERCLA projects. There are other proposals both in Congress and at the regulatory agencies to further restrict indemnification of contractors from third-party claims.

           The Company, through Kaiser-Hill Company, LLC, a limited liability company owned equally by the Company and CH2M Hill Companies, Ltd. ("Kaiser-Hill"), performs DOE's Performance Based Integrating Management Contract at DOE's Rocky Flats Environmental Technology Site near Denver, Colorado. Rocky Flats is a former DOE nuclear weapons production facility. Under Kaiser-Hill's contract with the DOE, Kaiser-Hill is not responsible for, and DOE pays all costs associated with, any liability (including without limitation, a claim involving strict or absolute liability and any civil fine or penalty, expense, or remediation cost, but limited to those of a civil nature), which may be incurred by, imposed on, or asserted against Kaiser-Hill arising out of any act or failure to act, condition, or exposure which occurred before Kaiser-Hill assumed responsibility at the site on July 1, 1995 ("pre-existing conditions"). To the extent the acts or omissions of Kaiser-Hill constitute willful misconduct, lack of good faith, or failure to exercise prudent business judgment on the part of Kaiser-Hill's managerial personnel and cause or add to any liability, expense, or remediation cost resulting from pre-existing conditions, Kaiser-Hill is responsible, but only for the incremental liability, expense, or remediation caused by Kaiser-Hill.

           The Kaiser-Hill contract further provides that Kaiser-Hill shall be reimbursed for the reasonable cost of bonds and insurance allocable to the Rocky Flats contract and for liabilities (and expenses incidental to such liabilities, including litigation costs) to third parties not compensated by insurance or otherwise. The exception to this reimbursement provision applies to liabilities caused by the willful misconduct or lack of good faith of Kaiser-Hill's managerial personnel or the failure to exercise prudent business judgment by Kaiser-Hill's managerial personnel.

           In connection with its services to its environmental, infrastructure, and industrial clients, the Company works closely with federal and state government environmental compliance agencies, and occasionally contests the conclusions those agencies reach regarding the Company's compliance with permits and related regulations. To date, the Company never has paid a fine in a material amount or had liability imposed on it for pollution or environmental damage in connection with its services; however, there can be no assurance that the Company will not have substantial liability imposed on it for any such damage in the future.

Highly Competitive Market for Company's Services

           The market for the Company's services is highly competitive. The Company and its subsidiaries compete with many other environmental consulting, engineering and construction firms ranging from small firms to large multinational firms having substantially greater financial, management, and marketing resources than the Company. Other competitive factors include quality of services, technical qualifications, reputation, geographic presence, price, and the availability of key professional personnel.

Risks Associated with Company's Ability to Attract and Retain Professional Personnel

           The Company's ability to retain and expand its staff of qualified professionals is an important factor in determining the Company's future success. The market for these professionals, especially environmental professionals, is competitive. There can be no assurance that the Company will continue to be successful in its efforts to attract and retain such professionals.

Fluctuations in Quarterly Financial Results

           The Company's quarterly financial results may be affected by a number of factors, including the commencement, completion, or termination of major projects. Accordingly, results for any one quarter are not necessarily indicative of results for any other quarter or for the year.




                                 USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the 1,478,212 shares of Common Stock offered hereby for resale by the Selling Shareholders.


                              SELLING SHAREHOLDERS

    ============================================================================================================================
                Name        Beneficial Ownership     GAW Shares Not            Number of              Beneficial Ownership of
                               of GAW Shares           Restricted              Shares of               Shares of Common Stock
                             Restricted Against          Against              Common Stock              After Giving Effect
                                  Transfer           Transfer prior         Offered for Sale              to Proposed Sale
                                Until 7/22/97          to 7/22/97                 (a)
    ============================================================================================================================
    Georgia A. Wilson (b)                  238,794           63,478                  302,272                      0
    ----------------------------------------------------------------------------------------------------------------------------
    James R. Ainsworth (b)                 102,340           27,205                  129,545                      0
    ----------------------------------------------------------------------------------------------------------------------------
    Danny L. Sherwood (b)                   17,955            4,773                   22,728                      0
    ----------------------------------------------------------------------------------------------------------------------------
    Total                                  359,089           95,456                  454,545                      0
    ============================================================================================================================

(a) The Company issued 454,545 shares of Common Stock to the GAW Selling Shareholders in return for all the outstanding shares of Georgia A. Wilson & Associates, Inc.

(b)  Ms. Wilson, Mr. Ainsworth, and Mr. Sherwood are employees of ICFK/GW.


    ============================================================================================================================
                Name              Beneficial       Beneficial      Beneficial      Number of Shares    Beneficial Ownership of
                                   Ownership       Ownership of   Ownership of     of Common Stock      Shares of Common Stock
                                    of EDA             EDA        EDA Earn-out     Offered for Sale      After Giving Effect
                                   Closing          Returned       Shares (a)            (b)               to Proposed Sale
                                   Shares           Shares (a)
    ============================================================================================================================
    Douglas A. Huppert (c)             11,475                 0          31,875              43,350             (b)
    ----------------------------------------------------------------------------------------------------------------------------
    Igor Livshin (c)                   39,152            15,356         151,406             205,914             (b)
    ----------------------------------------------------------------------------------------------------------------------------
    Daniel A. Milliron (c)             39,998            19,288         164,688             223,974             (b)
    ----------------------------------------------------------------------------------------------------------------------------
    Terry B. Soesbee (c)               39,152            15,356         151,406             205,912             (b)
    ----------------------------------------------------------------------------------------------------------------------------
    Timothy V. Treadwell (c)           11,475                 0          31,875              43,350             (b)
    ----------------------------------------------------------------------------------------------------------------------------
    Total                             141,250            50,000         531,250             772,500             (b)
    ============================================================================================================================

(a) The 50,000 EDA Returned Shares and the 531,250 EDA Earn-out Shares are being held in escrow, but may be offered for sale by the EDA Selling Shareholders if delivered to the EDA Selling Shareholders at the end of the earn-out periods.

(b) The Company issued 722,500 shares of Common Stock to the EDA Selling Shareholders in return for all the outstanding shares of EDA, Incorporated.

(c) Messrs. Huppert, Livshin, Milliron, Soesbee, and Treadwell are employees of EDA.


    ============================================================================================================================
           Name             Beneficial        Number of Shares         Number of         Beneficial Ownership of Shares of
                           Ownership of       of Common Stock       Shares Pledged       Common Stock After Giving Effect
                           Balch Shares       Offered for Sale            (a)                   to Proposed Sale
    ============================================================================================================================
    John G. Balch (a)           201,167                  36,167            165,000                    (a)
    ----------------------------------------------------------------------------------------------------------------------------
    Total                       201,167                  36,167            165,000                    (a)
    ============================================================================================================================

(a) Mr. Balch pledged 275,000 of the originally issued Balch Shares as security for all loans owed by Mr. Balch to a wholly owned indirect subsidiary of the Company ("Excell"). In satisfaction of all loans owed by Mr. Balch to Excell, Excell is obligated to accept 55,000 pledged Balch Shares on each of the first five anniversaries of April 2, 1996, or on such earlier date(s) as Mr. Balch may elect. As of April 10, 1997, a total of 110,000 were so accepted, leaving a balance of 165,000 Pledged Shares. Mr. Balch had been an employee of Excell for a period of years prior to March 1995.


    ============================================================================================================================
                      Name                     Beneficial        Beneficial      Number of Shares    Beneficial Ownership of
                                              Ownership of    Ownership of IPC    of Common Stock     Shares of Common Stock
                                               IPC Shares    Shares (following   Offered for Sale     After Giving Effect to
                                                  (a)          distribution)                              Proposed Sale
    ============================================================================================================================
    The IPC Company (a)                            100,000           0                  0                      0
    ----------------------------------------------------------------------------------------------------------------------------
    The IPC Selling Shareholders
    ----------------------------------------------------------------------------------------------------------------------------
    Carlos E. Camacho (b)                                               28,369             28,369              0
    ----------------------------------------------------------------------------------------------------------------------------
    Norman P. Kolb (b)                                                   4,965              4,965              0
    ----------------------------------------------------------------------------------------------------------------------------
    Glynn R. Kruger (c)                                                 28,368             28,368              0
    ----------------------------------------------------------------------------------------------------------------------------
    Glynn R. Kruger, Jr. (c)                                            28,368             28,368              0
    ----------------------------------------------------------------------------------------------------------------------------
    Charles A. Reeves, Jr. (b)                                           4,965              4,965              0
    ----------------------------------------------------------------------------------------------------------------------------
    Richard H. Street (b)                                                4,965              4,965              0
    ----------------------------------------------------------------------------------------------------------------------------
                    Total                          100,000             100,000            100,000              0
    ============================================================================================================================

(a) The Company issued 100,000 shares of Common Stock to IPC (the "IPC Shares") in return for substantially all of IPC's assets, excluding certain accounts receivable which were conveyed to an IPC shareholder to liquidate his loan to IPC. The Company assumed only specified, listed contractual obligations in connection with the asset purchase. All of the 100,000 IPC Shares subsequently were distributed to the IPC Selling Shareholders by IPC. All such shares may be offered for resale by the IPC Selling Shareholders.

(b) This individual became an employee of a wholly owned subsidiary of the Company following the purchase of substantially all of the IPC Company's assets by the Company.

(c)        This individual or entity  was a shareholder of the IPC Company.


                                 LEGAL MATTERS

           Matters relating to the legality of the 1,478,212 shares of Common Stock being offered by this Prospectus have been passed upon for the Company by Paul Weeks, II, Esq., Senior Vice President, General Counsel, and Secretary of the Company.

           As of March 31, 1997, Mr. Weeks directly owned 28,675 shares of Common Stock. In addition, as of December 31, 1996, Mr. Weeks owned 6,490 shares of Common Stock which are held by the Company's Employee Stock Ownership Plan ("ESOP") and allocated to his ESOP account and another 3,353 shares which are held in the Company's Retirement Plan and allocated to Mr. Weeks. As of March 31, 1997, Mr. Weeks had options to purchase 26,667 shares of Common Stock (17,334 of which are exercisable during the 60-day period beginning March 31, 1997).

                                    EXPERTS

           The Consolidated Financial Statements of ICF Kaiser International, Inc. and subsidiaries, which have been incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules
         ------------------------------------------

         The following exhibit is included as part of this Registration
Statement.

Exhibit No.          Description
-----------          -----------

Exhibit No. 23       Consent of Coopers & Lybrand L.L.P.


Item 17.  Undertakings
          ------------

          The undersigned registrant hereby undertakes:

          (a)(l) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include a prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a) (l)(i) and
--------  -------
(a)(l)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (b) That for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (h) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, the Commonwealth of Virginia, on this 21st of April, 1997.


                                  ICF Kaiser International, Inc.
                                          (Registrant)




Date:  April 21, 1997                    By    /s/ James O. Edwards
                                           -------------------------------
                                                  James O. Edwards,
                                        Chairman and Chief Executive Officer



           Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated.


                          (1) Principal executive officer


Date: April 21, 1997                     By    /s/ James O. Edwards
                                           -------------------------------
                                                  James O. Edwards,
                                         Chairman and Chief Executive Officer


                    (2) Principal financial and accounting officer


Date: April 21, 1997                     By    /s/ Michael K. Goldman
                                           -------------------------------
                                               Michael K. Goldman,
                                               Executive Vice President,
                                               Chief Administrative Officer,
                                            and Acting Chief Financial Officer

                          (3) The Board of Directors


Date: April 21, 1997                   By      /s/ Tony Coelho *
                                         ---------------------------------
                                                  Tony Coelho,
                                                    Director

Date: April 21, 1997                   By     /s/ James O. Edwards
                                         ---------------------------------
                                                 James O. Edwards,
                                                     Director

Date: April 21, 1997                   By     /s/ Richard K. Nason *
                                         ---------------------------------
                                                 Richard K. Nason
                                                     Director

Date: April 21, 1997                   By     /s/ Maynard H. Jackson *
                                         ---------------------------------
                                                 Maynard H. Jackson,
                                                      Director

Date: April 21, 1997                   By     /s/ Thomas C. Jorling *
                                         ---------------------------------
                                                 Thomas C. Jorling,
                                                     Director

Date: April 21, 1997                   By
                                         ---------------------------------
                                                  Hazel R. O'Leary,
                                                        Director

Date: April 21, 1997                   By        /s/ Marc Tipermas *
                                         ---------------------------------
                                                   Marc Tipermas,
                                                     Director




* By      /s/ Paul Weeks, II
    --------------------------------------
          Paul Weeks, II, Attorney-in-fact